FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 28, 2023
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Condensed consolidated income statement

for the period ended 30 June 2023 (unaudited)

	Half year ended
	30 June	30 June
	2023	2022
	£m	£m
Interest receivable	9,482	5,250
Interest payable	(3,756)	(916)
Net interest income	5,726	4,334
Fees and commissions receivable	1,459	1,424
Fees and commissions payable	(315)	(300)
Income from trading activities	418	709
Other operating income	439	52
Non-interest income	2,001	1,885
Total income	7,727	6,219
Staff costs	(2,005)	(1,808)
Premises and equipment	(570)	(534)
Other administrative expenses	(871)	(898)
Depreciation and amortisation	(469)	(413)
Operating expenses	(3,915)	(3,653)
Profit before impairment losses/releases	3,812	2,566
Impairment (losses)/releases	(223)	54
Operating profit before tax	3,589	2,620
Tax charge	(1,061)	(795)
Profit from continuing operations	2,528	1,825
(Loss)/profit from discontinued operations, net of tax (2)	(108)	190
Profit for the period	2,420	2,015

Attributable to:
Ordinary shareholders	2,299	1,891
Paid-in equity holders	121	121
Non-controlling interests	—	3
	2,420	2,015

Earnings per ordinary share - continuing operations	25.4p	16.8p
Earnings per ordinary share - discontinued operations	(1.1p)	1.9p
Total earnings per share attributable to ordinary shareholders - basic	24.3p	18.7p
Earnings per ordinary share - fully diluted continuing operations	25.2p	16.7p
Earnings per ordinary share - fully diluted discontinued operations	(1.1p)	1.9p
Total earnings per share attributable to ordinary shareholders - fully diluted	24.1p	18.6p

(1)
At the General Meeting and Class Meeting on 25 August 2022, the shareholders approved the proposed special dividend and share consolidation. On 30 August the issued ordinary share capital was consolidated in the ratio of 14 existing shares for 13 new shares. The average number of shares and earnings per share have been adjusted retrospectively.

(2)
The results of discontinued operations, comprising the post-tax profit, is shown as a single amount on the face of the income statement. An analysis of this amount is presented in Note 7 to the consolidated financial statements.

Condensed consolidated statement of comprehensive income

for the period ended 30 June 2023 (unaudited)

	Half year ended
	30 June	30 June
	2023	2022
	£m	£m
Profit for the period	2,420	2,015
Items that do not qualify for reclassification
Remeasurement of retirement benefit schemes	(64)	(517)
Changes in fair value of credit in financial liabilities designated at FVTPL	(4)	91
FVOCI financial assets	30	3
Tax	7	123
	(31)	(300)

Items that do qualify for reclassification
FVOCI financial assets	53	(458)
Cash flow hedges (1)	(734)	(1,557)
Currency translation	(469)	185
Tax	127	566
	(1,023)	(1,264)
Other comprehensive losses after tax	(1,054)	(1,564)
Total comprehensive income for the period	1,366	451

Attributable to:
Ordinary shareholders	1,245	327
Paid-in equity holders	121	121
Non-controlling interests	—	3
	1,366	451

(1) The unrealised losses on cash flow hedge reserves are mainly driven by deferral of losses on GBP net received fixed swaps as interest rates have increased.

Condensed consolidated balance sheet as at 30 June 2023 (unaudited)

	30 June	31 December
	2023	2022
	£m	£m
Assets
Cash and balances at central banks	123,022	144,832
Trading assets	48,893	45,577
Derivatives	81,873	99,545
Settlement balances	11,298	2,572
Loans to banks - amortised cost	7,338	7,139
Loans to customers - amortised cost	373,885	366,340
Other financial assets	35,516	30,895
Intangible assets	7,453	7,116
Other assets	8,748	9,176
Assets of disposal groups	4,575	6,861
Total assets	702,601	720,053

Liabilities
Bank deposits	21,721	20,441
Customer deposits	432,532	450,318
Settlement balances	10,282	2,012
Trading liabilities	56,182	52,808
Derivatives	77,246	94,047
Other financial liabilities	55,748	49,107
Subordinated liabilities	6,020	6,260
Notes in circulation	3,159	3,218
Other liabilities	4,913	5,346
Total liabilities	667,803	683,557

Equity
Ordinary shareholders' interests	30,868	32,598
Other owners' interests	3,890	3,890
Owners' equity	34,758	36,488
Non-controlling interests	40	8
Total equity	34,798	36,496

Total liabilities and equity	702,601	720,053

Condensed consolidated statement of changes in equity
for the period ended 30 June 2023 (unaudited)

	Half year ended
	30 June	30 June
	2023	2022
	£m	£m
Called-up share capital - at beginning of period	10,539	11,468
Share cancellation (1,2)	(687)	(885)
At end of period	9,852	10,583

Paid-in equity - at beginning and end of period	3,890	3,890

Share premium account - at beginning and end of period	1,161	1,161

Merger reserve - at beginning and end of period	10,881	10,881

FVOCI reserve - at beginning of period	(102)	269
Unrealised gains/(losses) (3)	60	(444)
Realised losses/(gains)	16	(17)
Tax	(16)	125
At end of period	(42)	(67)

Cash flow hedging reserve - at beginning of period	(2,771)	(395)
Amount recognised in equity (4)	(948)	(1,386)
Amount transferred from equity to earnings	214	(171)
Tax	161	426
At end of period	(3,344)	(1,526)

Foreign exchange reserve - at beginning of period	1,478	1,205
Retranslation of net assets	(308)	307
Foreign currency gains/(losses) on hedges of net assets	162	(122)
Tax	(23)	14
Recycled to profit or loss (6)	(323)	—
At end of period	986	1,404

Capital redemption reserve - at beginning of period	1,651	722
Share cancellation (1,2)	687	885
At end of period	2,338	1,607

Retained earnings - at beginning of period	10,019	12,966
Profit/(loss) attributable to ordinary shareholders and other equity owners
- continuing	2,528	1,822
- discontinued	(108)	190
Paid-in equity dividends paid	(121)	(121)
Ordinary dividends paid	(965)	(841)
Shares repurchased (1,2)	(1,713)	(1,958)
Redemption of preference shares (5)	—	(750)
Tax on redemption/reclassification of paid-in equity	—	(21)
Realised gains in period on FVOCI equity shares
- gross	7	6
- tax	(3)	—
Remeasurement of the retirement benefit schemes
- gross	(64)	(517)
- tax	15	133
Changes in fair value of credit in financial liabilities designated at FVTPL
- gross	(4)	91
- tax	—	(9)
Employee share schemes	17	5
Share-based payments
- gross	(32)	(30)
- tax	—	(3)
At end of period	9,576	10,963

Condensed consolidated statement of changes in equity
for the period ended 30 June 2023 continued (unaudited)

	Half year ended
	30 June	30 June
	2023	2022
	£m	£m
Own shares held - at beginning of period	(258)	(371)
Shares vested under employee share schemes	77	92
Own shares acquired (1)	(359)	—
At end of period	(540)	(279)

Owners' equity at end of period	34,758	38,617

Non-controlling interests - at beginning of period	8	7
Profit attributable to non-controlling interests	—	3
New minority interest holding	32	—
At end of period	40	10
Total equity at end of period	34,798	38,627

Attributable to:
Ordinary shareholders	30,868	34,727
Paid-in equity holders	3,890	3,890
Non-controlling interests	40	10
	34,798	38,627

(1)
In May 2023, there was an agreement with HM Treasury to buy 469.2 million (2022 - 549.9 million) ordinary shares in NatWest Group plc from UK Government Investments Ltd, at 268.4 pence per share (2022 - 220.5 pence per share) for the total consideration of £1.27 billion (2022 - £1.22 billion). NatWest Group cancelled 336.2 million of the purchased ordinary shares, amounting to £0.91 billion excluding fees and held the remaining 133 million shares as Own Shares Held, amounting to £0.36 billion excluding fees. The nominal value of the share cancellation has been transferred to the capital redemption reserve.
(2)
NatWest Group plc repurchased and cancelled 301.4 million (30 June 2022 – 345.6 million) shares for total consideration of £804.2 million (30 June 2022 - £756.7 million) excluding fees as part of the On Market Share Buyback Programme which has now concluded. The nominal value of the share cancellations has been transferred to the capital redemption reserve.
(3)
Certain assets within this category have been hedged with derivatives which are not in an accounting hedge relationship. The effect of this creates a temporary difference between other comprehensive income and the income statement due to the difference in recognition criteria. This temporary difference is expected to reverse through the income statement over the duration of the hedge.
(4)
The unrealised losses on cash flow hedge reserves are mainly driven by deferral of losses on GBP net received fixed swaps as interest rates have increased.
(5)
Following an announcement of a Regulatory Call in February 2022, the Series U preference shares were reclassified to liabilities. A £254 million loss was recognised in retained earnings as a result of FX unlocking.
(6)
Includes £305 million FX recycled to profit or loss upon completion of a capital repayment by UBIDAC.

Condensed consolidated cash flow statement

for the period ended 30 June 2023 (unaudited)

	Half year ended
	30 June	30 June
	2023	2022
	£m	£m
Operating activities
Operating profit before tax from continuing operations	3,589	2,620
Operating (loss)/profit before tax from discontinued operations	(108)	190
Adjustments for non-cash and other items	2,133	355
Net cash flows from trading activities	5,614	3,165
Changes in operating assets and liabilities	(17,376)	7,966
Net cash flows from operating activities before tax	(11,762)	11,131
Income taxes paid	(631)	(575)
Net cash flows from operating activities	(12,393)	10,556
Net cash flows from investing activities	(2,833)	5,713
Net cash flows from financing activities	(3,260)	(6,970)
Effects of exchange rate changes on cash and cash equivalents	(1,801)	2,224
Net (decrease)/increase in cash and cash equivalents	(20,287)	11,523
Cash and cash equivalents at beginning of period	158,449	190,706
Cash and cash equivalents at end of period	138,162	202,229

Notes

1. Presentation of condensed consolidated financial statements
The condensed consolidated financial statements should be read in conjunction with NatWest Group plc’s 2022 Annual Report and Accounts. The accounting policies are the same as those applied in the consolidated financial statements.

The directors have prepared the condensed consolidated financial statements on a going concern basis after assessing the principal risks, forecasts, projections and other relevant evidence over the twelve months from the date they are approved and in accordance with IAS 34 Interim Financial Reporting, as adopted by the UK and as issued by the International Accounting Standards Board (IASB), and the Disclosure Guidance and Transparency Rules sourcebook of the UK’s Financial Conduct Authority.

Amendments to IFRS effective from 1 January 2023 had no material effect on the condensed consolidated financial statements.

2. Net interest income

	Half year ended
	30 June	30 June
	2023	2022
Continuing operations	£m	£m
Balances at central banks and loans to banks - amortised cost	1,722	582
Loans to customers - amortised cost	7,130	4,483
Other financial assets	630	185
Interest receivable	9,482	5,250

Bank deposits	402	157
Customer deposits	1,695	179
Other financial liabilities	1,345	433
Subordinated liabilities	221	141
Internal funding of trading businesses	93	6
Interest payable	3,756	916

Net interest income	5,726	4,334

3. Non-interest income

	Half year ended
	30 June	30 June
	2023	2022
Continuing operations	£m	£m
Net fees and commissions (1)	1,144	1,124

Foreign exchange	125	258
Interest rate (2)	315	364
Credit	(34)	33
Changes in fair value of own debt and derivative liabilities attributable to own credit risk
- debt securities in issue	9	52
Equity, commodities and other	3	2
Income from trading activities	418	709

Profit/(loss) on redemption of own debt	2	(24)
Rental income on operating lease assets and investment property	118	114
Changes in fair value of financial assets and liabilities designated at fair value through profit or
loss (3)	(3)	21
Hedge ineffectiveness	49	(22)
Loss on disposal of amortised cost assets and liabilities	(2)	(16)
(Loss)/profit on disposal of fair value through other comprehensive income assets	(24)	10
Share of losses of associated entities	(17)	(20)
Other income (4)	316	(11)
Other operating income	439	52

Non-interest income	2,001	1,885

(1)
Refer to Note 5 for further analysis.
(2)
Includes fair value changes on derivatives which have not been designated in a hedge accounting relationship and gains and losses from the management of the NatWest Group’s funding requirements involving the use of derivatives including FX. These are aimed at managing the interest rate and foreign exchange risk that NatWest Group is exposed to.
(3)
Includes related derivatives.
(4)
Includes £305 million FX recycled to profit or loss upon completion of a capital repayment by UBIDAC. Also included are instruments that have failed solely payments of principal and interest testing under IFRS 9.

Notes

4. Operating expenses

	Half year ended
	30 June	30 June
	2023	2022
Continuing operations	£m	£m
Salaries	1,252	1,103
Bonus awards	217	195
Temporary and contract costs	106	116
Social security costs	180	163
Pension costs	151	184
- defined benefit schemes	60	108
- defined contribution schemes	91	76
Other	99	47
Staff costs	2,005	1,808

Premises and equipment	570	534
Depreciation and amortisation (1)	469	413
Other administrative expenses	871	898
Administrative expenses	1,910	1,845
Operating expenses	3,915	3,653

(1) Includes depreciation on right of use assets of £53 million (30 June 2022 - £58 million).

5. Segmental analysis

The business is organised into the following reportable segments: Retail Banking, Private Banking, Commercial & Institutional and Central items & other.

Analysis of operating profit/(loss) before tax

The following tables provide a segmental analysis of operating profit/(loss) before tax by the main income statement captions.

	Retail	Private	Commercial &	Central items
	Banking	Banking	Institutional	& other	Total
Half year ended 30 June 2023	£m	£m	£m	£m	£m
Continuing operations
Net interest income	2,908	428	2,504	(114)	5,726
Net fees and commissions	206	125	821	(8)	1,144
Other non-interest income	6	14	423	414	857
Total income	3,120	567	3,748	292	7,727
Depreciation and amortisation	—	—	(78)	(391)	(469)
Other operating expenses	(1,367)	(322)	(1,909)	152	(3,446)
Impairment (losses)/releases	(193)	(11)	(20)	1	(223)
Operating profit/(loss)	1,560	234	1,741	54	3,589

Half year ended 30 June 2022
Continuing operations
Net interest income	2,340	315	1,764	(85)	4,334
Net fees and commissions	219	131	753	21	1,124
Other non-interest income	(5)	15	420	331	761
Total income	2,554	461	2,937	267	6,219
Depreciation and amortisation	—	—	(82)	(331)	(413)
Other operating expenses	(1,242)	(285)	(1,738)	25	(3,240)
Impairment releases/(losses)	(26)	11	59	10	54
Operating profit/(loss)	1,286	187	1,176	(29)	2,620

Notes
5. Segmental analysis continued
Total revenue (1)

	Retail	Private	Commercial &	Central items
	Banking	Banking	Institutional	& other	Total
Half year ended 30 June 2023	£m	£m	£m	£m	£m
Continuing operations
External	3,419	550	5,734	2,095	11,798
Inter-segmental	1	418	(720)	301	—
Total	3,420	968	5,014	2,396	11,798

Half year ended 30 June 2022
Continuing operations
External	2,766	407	3,020	1,242	7,435
Inter-segmental	—	106	76	(182)	—
Total	2,766	513	3,096	1,060	7,435

(1)	Total revenue comprises interest receivable, fees and commissions receivable, income from trading activities and other operating income.

Analysis of net fees and commissions

	Retail	Private	Commercial &	Central items
	Banking	Banking	Institutional	& other	Total
Half year ended 30 June 2023	£m	£m	£m	£m	£m
Continuing operations
Fees and commissions receivable
- Payment services	159	16	332	3	510
- Credit and debit card fees	197	6	129	2	334
- Lending and financing	8	3	335	1	347
- Brokerage	18	3	21	—	42
- Investment management,
trustee and fiduciary services	1	105	22	—	128
- Underwriting fees	—	—	71	—	71
- Other	1	2	31	(7)	27
Total	384	135	941	(1)	1,459

Fees and commissions payable	(178)	(10)	(120)	(7)	(315)
Net fees and commissions	206	125	821	(8)	1,144

Half year ended 30 June 2022
Continuing operations
Fees and commissions receivable
- Payment services	152	17	308	26	503
- Credit and debit card fees	203	8	102	10	323
- Lending and financing	8	4	327	1	340
- Brokerage	27	3	21	—	51
- Investment management,
trustee and fiduciary services	1	114	22	—	137
- Underwriting fees	—	—	65	—	65
- Other	—	—	56	(51)	5
Total	391	146	901	(14)	1,424

Fees and commissions payable	(172)	(15)	(148)	35	(300)
Net fees and commissions	219	131	753	21	1,124

Total assets and liabilities
	Retail	Private	Commercial &	Central items
	Banking	Banking	Institutional	& other	Total
30 June 2023	£m	£m	£m	£m	£m
Assets	229,150	27,295	401,548	44,608	702,601
Liabilities	186,971	36,755	378,498	65,579	667,803

31 December 2022
Assets	226,375	29,867	404,817	58,994	720,053
Liabilities	192,282	41,491	383,768	66,016	683,557

Notes
6. Tax
The actual tax charge differs from the expected tax charge computed by applying the standard UK corporation tax rate of 23.5% (2022 - 19%), as analysed below:

	Half year ended
	30 June	30 June
	2023	2022
Continuing operations	£m	£m
Profit before tax	3,589	2,620

Expected tax charge	(843)	(498)
Losses and temporary differences in period where no deferred tax assets recognised	(38)	(51)
Foreign profits taxed at other rates	(21)	(39)
Items not allowed for tax:
- losses on disposals and write-downs	(1)	(4)
- UK bank levy	(12)	(9)
- regulatory and legal actions	(3)	(13)
- other disallowable items	(18)	(12)
Non-taxable items:
- FX recycling on UBIDAC capital reduction	75	—
- other non-taxable items	14	8
Taxable foreign exchange movements	6	(7)
Losses bought forward and utilised	8	—
Increase/(decrease) in the carrying value of deferred tax assets in respect of:
- UK losses	—	10
- Ireland losses	—	(1)
Banking surcharge	(144)	(207)
Tax on paid-in equity	22	22
UK tax rate change impact	—	(31)
Adjustments in respect of prior periods	(106)	37
Actual tax charge	(1,061)	(795)

At 30 June 2023, NatWest Group has recognised a deferred tax asset of £2,171 million (31 December 2022 - £2,178 million) and a deferred tax liability of £210 million (31 December 2022 - £227 million). These amounts include deferred tax assets recognised in respect of trading losses of £773 million (31 December 2022 - £952 million). NatWest Group has considered the carrying value of these assets as at 30 June 2023 and concluded that they are recoverable.

7. Discontinued operations and assets and liabilities of disposal groups
Three legally binding agreements for the sale of UBIDAC business have been announced as part of the phased withdrawal from the Republic of Ireland. Material developments since the end of Q1 2023 are set out below.

Agreement with Allied Irish Banks, p.l.c. (AIB) for the transfer of performing commercial loans.
In July 2023, UBIDAC completed the sale of commercial loans to AIB, with a cumulative €3.1 billion of gross performing loans being fully migrated. The transfer of the final cohort of colleagues to AIB who were wholly or mainly assigned to supporting this part of the business under Transfer of Undertakings, Protection of Employment (TUPE) arrangements has also materially completed. Losses on disposal of €55 million have been recognised in respect of the migrations completed during H1 2023 (30 June 2022: €5 million).

Agreement with Permanent TSB Group Holdings p.l.c. (PTSB) for the sale of performing non-tracker mortgages, the performing loans in the micro-SME business, the UBIDAC Asset Finance business, including its Lombard digital platform, and 25 Ulster Bank branch locations in the Republic of Ireland.
During Q2 2023, the remaining performing non-tracker mortgage and micro-SME balances were transferred to PTSB, with a cumulative €6.3 billion of gross performing loans being fully migrated. In July 2023, the Lombard Asset Finance business which included balances of c. €500 million migrated to PTSB and the transfer of remaining colleagues who were eligible to move to PTSB under TUPE regulations has also materially completed. The 25 Ulster Bank branches had already been transferred to PTSB during Q1 2023.

Agreement with AIB for the sale of performing tracker and linked mortgages.
In July 2023, UBIDAC completed the migration of €4.0 billion of performing tracker and linked mortgages to AIB. The remaining migrations are expected to occur in H2 2023.

The business activities relating to these sales that meet the requirements of IFRS 5 are presented as a discontinued operation and as a disposal group. Ulster Bank RoI continuing operations are reported within NatWest Group Central items & other.

Notes
7. Discontinued operations and assets and liabilities of disposal groups continued

(a)
Profit from discontinued operations, net of tax

	30 June	30 June
	2023	2022
	£m	£m
Interest receivable	26	156
Net interest income	26	156
Non-interest income	(14)	(4)
Total income	12	152
Operating expenses	(122)	(24)
(Loss)/profit before impairment releases	(110)	128
Impairment releases	2	62
Operating (loss)/profit before tax	(108)	190
Tax charge	—	—
(Loss)/profit from discontinued operations, net of tax	(108)	190

(b)
Assets and liabilities of disposal groups

	30 June	31 December
	2023	2022
	£m	£m
Assets of disposal groups
Loans to customers - amortised cost	549	1,458
Other financial assets - loans to customers	4,025	5,397
Other assets	1	6
	4,575	6,861

Liabilities of disposal groups
Other liabilities	5	15
	5	15

Net assets of disposal groups	4,570	6,846

(c)
Operating cash flows attributable to discontinued operations

	30 June	30 June
	2023	2022
	£m	£m
Net cash flows from operating activities	577	402
Net cash flows from investing activities	1,591	150
Net increase in cash and cash equivalents	2,168	552

Notes
8. Financial instruments - classification
The following tables analyse financial assets and liabilities in accordance with the categories of financial instruments in IFRS 9.

			Amortised	Other
	MFVTPL	FVOCI	cost	assets	Total
	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks			123,022		123,022
Trading assets	48,893				48,893
Derivatives (1)	81,873				81,873
Settlement balances			11,298		11,298
Loans to banks - amortised cost (2)			7,338		7,338
Loans to customers - amortised cost (3)			373,885		373,885
Other financial assets (4)	714	18,176	16,626		35,516
Intangible assets				7,453	7,453
Other assets				8,748	8,748
Assets of disposal groups (5)				4,575	4,575
30 June 2023	131,480	18,176	532,169	20,776	702,601

Cash and balances at central banks			144,832		144,832
Trading assets	45,577				45,577
Derivatives (1)	99,545				99,545
Settlement balances			2,572		2,572
Loans to banks - amortised cost (2)			7,139		7,139
Loans to customers - amortised cost (3)			366,340		366,340
Other financial assets (4)	787	16,973	13,135		30,895
Intangible assets				7,116	7,116
Other assets				9,176	9,176
Assets of disposal groups (5)				6,861	6,861
31 December 2022	145,909	16,973	534,018	23,153	720,053

	Held-for-		Amortised	Other
	trading	DFV	cost	liabilities	Total
	£m	£m	£m	£m	£m
Liabilities
Bank deposits (6)			21,721		21,721
Customer deposits			432,532		432,532
Settlement balances			10,282		10,282
Trading liabilities	56,182				56,182
Derivatives (1)	77,246				77,246
Other financial liabilities (7)		2,408	53,340		55,748
Subordinated liabilities		217	5,803		6,020
Notes in circulation			3,159		3,159
Other liabilities (8)			1,032	3,881	4,913
30 June 2023	133,428	2,625	527,869	3,881	667,803

Bank deposits (6)			20,441		20,441
Customer deposits			450,318		450,318
Settlement balances			2,012		2,012
Trading liabilities	52,808				52,808
Derivatives (1)	94,047				94,047
Other financial liabilities (7)		2,377	46,730		49,107
Subordinated liabilities		345	5,915		6,260
Notes in circulation			3,218		3,218
Other liabilities (8)			1,205	4,141	5,346
31 December 2022	146,855	2,722	529,839	4,141	683,557

(1)
Includes net hedging derivative assets of £103 million (31 December 2022 - £143 million) and net hedging derivative liabilities of £359 million (31 December 2022 - £132 million)
(2)
Includes items in the course of collection from other banks of £140 million (31 December 2022 - £229 million).
(3)
Includes finance lease receivables of £8,741 million (31 December 2022 - £8,402 million).
(4)
 Includes amounts reclassified from amortised cost to FVTPL in relation to a mortgage portfolio in the prior year. Refer to Note 7 for further information.
(5)
 Includes £4,025 million (31 December 2022 - £5,397 million) of assets of disposal groups held at FVTPL. The portfolio is classified as level 3 in the fair value hierarchy.
(6)
 Includes items in the course of transmission to other banks of £49 million (31 December 2022 - £242 million).
(7)
 The carrying amount of other customer accounts designated at fair value through profit or loss is the same as the principal amount for both periods. No amounts have been recognised in the profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial both during the period and cumulatively.
(8)
 Includes lease liabilities of £948 million (31 December 2022 - £1,118 million), held at amortised cost.

Notes

8. Financial instruments – classification continued

	30 June	31 December
	2023	2022
	£m	£m
Reverse repos
Trading assets	21,347	21,537
Loans to banks - amortised cost	280	277
Loans to customers - amortised cost	21,420	19,750

Repos
Bank deposits	2,231	1,446
Customer deposits	9,322	9,829
Trading liabilities	27,808	23,740

8. Financial instruments – valuation

Disclosures relating to the control environment, valuation techniques and related aspects pertaining to financial instruments measured at fair value are included in NatWest Group plc’s 2022 Annual Report and Accounts. Valuation, sensitivity methodologies and inputs at 30 June 2023 are consistent with those described in Note 11 to NatWest Group plc’s 2022 Annual Report and Accounts.

Fair value hierarchy

The table below shows the assets and liabilities held by NatWest Group split by fair value hierarchy level. Level 1 are considered the most liquid instruments, and level 3 the most illiquid, valued using expert judgment and hence carry the most significant price uncertainty.

	30 June 2023				31 December 2022
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Trading assets
Loans	—	31,756	277	32,033	—	35,260	395	35,655
Securities	13,099	3,761	—	16,860	7,463	2,458	1	9,922
Derivatives	1	80,942	930	81,873	5	98,533	1,007	99,545
Other financial assets
Loans	—	119	684	803	—	172	727	899
Securities	10,488	7,385	214	18,087	10,380	6,278	203	16,861
Total financial assets held at fair value	23,588	123,963	2,105	149,656	17,848	142,701	2,333	162,882
As a % of total value assets	16%	83%	1%		11%	88%	1%

Liabilities
Trading liabilities
Deposits	—	44,256	1	44,257	—	42,486	1	42,487
Debt securities in issue	—	713	1	714	—	797	—	797
Short positions	9,142	2,069	—	11,211	7,462	2,062	—	9,524
Derivatives	1	76,350	895	77,246	2	93,070	975	94,047
Other financial liabilities
Debt securities in issue	—	1,323	—	1,323	—	1,327	—	1,327
Other deposits	—	1,085	—	1,085	—	1,050	—	1,050
Subordinated liabilities	—	217	—	217	—	345	—	345
Total financial liabilities held at fair value	9,143	126,013	897	136,053	7,464	141,137	976	149,577
As a % of total value assets	7%	92%	1%		5%	94%	1%

(1)
Level 1 - Instruments valued using unadjusted quoted prices in active and liquid markets, for identical financial instruments. Examples include government bonds, listed equity shares and certain exchange-traded derivatives.
Level 2 - Instruments valued using valuation techniques that have observable inputs. Observable inputs are those that are readily available with limited adjustments required. Examples include most government agency securities, investment-grade corporate bonds, certain mortgage products - including CLOs, most bank loans, repos and reverse repos, state and municipal obligations, most notes issued, certain money market securities, loan commitments and most OTC derivatives.
Level 3 - Instruments valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation, is not based on observable market data. Examples include non-derivative instruments which trade infrequently, certain syndicated and commercial mortgage loans, private equity, and derivatives with unobservable model inputs.

(2)	Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instrument was transferred.
(3)
For an analysis of debt securities held at mandatorily fair value through profit or loss by issuer as well as ratings and derivatives, by type and contract, refer to Risk and capital management – Credit risk.

Notes
8. Financial instruments – valuation continued
Valuation adjustments
When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, funding and credit risk. These adjustments are presented in the table below. For further information refer to the descriptions of valuation adjustments within ‘Financial instruments – valuation’ on page 343 of NatWest Group plc’s 2022 Annual Report and Accounts.

	30 June	31 December
	2023	2022
	£m	£m
Funding - FVA	126	173
Credit - CVA	253	300
Bid - Offer	89	130
Product and deal specific	117	141
Total	585	744

- Valuation reserves comprising credit valuation adjustments (CVA), funding valuation adjustment (FVA), bid-offer and product and deal specific reserves, decreased to £585 million at 30 June 2023 (31 December 2022 – £744 million).
- The decrease in FVA was primarily driven by increases in interest rates. The decrease in CVA is driven by a combination of tighter credit spreads and increases in interest rates. The decrease in bid-offer was driven by risk reduction over the period.

Level 3 sensitivities
The table below shows the high and low range of fair value of the level 3 assets and liabilities.

	30 June 2023			31 December 2022
	Level 3	Favourable	Unfavourable	Level 3	Favourable	Unfavourable
	£m	£m	£m	£m	£m	£m
Assets
Trading assets
Loans	277	—	—	395	10	(10)
Securities	—	—	—	1	—	—
Derivatives	930	30	(40)	1,007	50	(50)
Other financial assets
Loans	684	—	(30)	727	—	(10)
Securities	214	30	(30)	203	20	(30)
Total financial assets held at fair value	2,105	60	(100)	2,333	80	(100)

Liabilities
Trading liabilities
Deposits	1	—	—	1	—	—
Debt securities in issue	1	—	—	—	—	—
Derivatives	895	30	(30)	975	30	(30)
Total financial liabilities held at fair value	897	30	(30)	976	30	(30)

Alternative assumptions
Reasonably plausible alternative assumptions of unobservable inputs are determined based on a specified target level of certainty of 90%. Alternative assumptions are determined with reference to all available evidence including consideration of the following: quality of independent pricing information considering consistency between different sources, variation over time, perceived tradability or otherwise of available quotes; consensus service dispersion ranges; volume of trading activity and market bias (e.g. one-way inventory); day 1 profit or loss arising on new trades; number and nature of market participants; market conditions; modelling consistency in the market; size and nature of risk; length of holding of position; and market intelligence.

Notes
8. Financial instruments – valuation continued
Movement in level 3 assets and liabilities
The following table shows the movement in level 3 assets and liabilities.

	Half year ended 30 June 2023				Half year ended 30 June 2022
		Other				Other
	Trading	financial	Total	Total	Trading	financial	Total	Total
	assets (1)	assets (2)	assets	liabilities	assets (1)	assets (2)	assets	liabilities
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	1,403	930	2,333	976	1,659	393	2,052	609
Amounts recorded in the income
statement (3)	(80)	—	(80)	(84)	134	(20)	114	139
Amount recorded in the statement of
comprehensive income	—	12	12	—	—	(19)	(19)	—
Level 3 transfers in	4	(72)	(68)	7	143	—	143	31
Level 3 transfers out	(34)	—	(34)	(5)	(101)	(1)	(102)	(36)
Purchases/originations	92	68	160	89	352	67	419	154
Settlements/other decreases	(24)	—	(24)	(27)	(28)	—	(28)	(15)
Sales	(150)	(25)	(175)	(54)	(526)	—	(526)	(133)
Foreign exchange and other
adjustments	(4)	(15)	(19)	(5)	4	2	6	2
At 30 June	1,207	898	2,105	897	1,637	422	2,059	751

Amounts recorded in the income statement
in respect of balances held at period end
- unrealised	(80)	(1)	(81)	(84)	134	(20)	114	139

(1)	Trading assets comprise assets held at fair value in trading portfolios.
(2)	Other financial assets comprise fair value through other comprehensive income, designated at fair value through profit or loss and other fair value through profit or loss.
(3)
Net gains of £4 million on trading assets and liabilities (30 June 2022 - £5 million net losses) were recorded in income from trading activities. Net losses on other instruments of nil (30 June 2022 – £20 million) were recorded in other operating income and interest income as appropriate.

Notes
8. Financial instruments – valuation continued
Fair value of financial instruments measured at amortised cost on the balance sheet
The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

	Items where
	fair value
	approximates	Carrying		Fair value hierarchy level
	carrying value	value	Fair value	Level 1	Level 2	Level 3
30 June 2023	£bn	£bn	£bn	£bn	£bn	£bn
Financial Assets
Cash and balances at central banks	123.0
Settlement balances	11.3
Loans to banks	0.2	7.1	7.2	—	4.7	2.5
Loans to customers		373.9	359.3	—	21.7	337.6
Other financial assets - securities		16.6	16.3	5.2	3.7	7.4

31 December 2022
Financial Assets
Cash and balances at central banks	144.8
Settlement balances	2.6
Loans to banks	0.1	7.0	7.0	—	4.2	2.8
Loans to customers		366.3	354.5	—	20.3	334.2
Other financial assets - securities		13.1	12.8	3.6	3.2	6.0

30 June 2023
Financial Liabilities
Bank deposits	4.6	17.1	16.9	—	14.1	2.8
Customer deposits	373.4	59.1	59.3	—	18.4	40.9
Settlement balances	10.3
Other financial liabilities - debt securities in issue		53.3	52.8	—	40.5	12.3
Subordinated liabilities		5.8	5.5	—	5.4	0.1
Notes in circulation	3.2

31 December 2022
Financial Liabilities
Bank deposits	4.7	15.7	15.3	—	13.1	2.2
Customer deposits	407.0	43.3	43.3	—	12.7	30.6
Settlement balances	2.0
Other financial liabilities - debt securities in issue		46.7	46.1	—	40.7	5.4
Subordinated liabilities		5.9	5.6	—	5.5	0.1
Notes in circulation	3.2

The assumptions and methodologies underlying the calculation of fair values of financial instruments at the balance sheet date are as follows:

Short-term financial instruments
For certain short-term financial instruments: cash and balances at central banks, items in the course of collection from other banks, settlement balances, items in the course of transmission to other banks, customer demand deposits and notes in circulation, carrying value is deemed a reasonable approximation of fair value.

Loans to banks and customers
In estimating the fair value of net loans to customers and banks measured at amortised cost, NatWest Group’s loans are segregated into appropriate portfolios reflecting the characteristics of the constituent loans. Two principal methods are used to estimate fair value; contractual cash flows and expected cash flows.

Debt securities and subordinated liabilities
Most debt securities are valued using quoted prices in active markets or from quoted prices of similar financial instruments in active markets. For the remaining population, fair values are determined using market standard valuation techniques, such as discounted cash flows.

Bank and customer deposits
Fair value of deposits are estimated using discounted cash flow valuation techniques.

Notes

9. Trading assets and liabilities

Trading assets and liabilities comprise assets and liabilities held at fair value in trading portfolios.

	30 June	31 December
	2023	2022
	£m	£m
Assets
Loans
Reverse repos	21,347	21,537
Collateral given	10,027	13,005
Other loans	659	1,113
Total loans	32,033	35,655
Securities
Central and local government
- UK	2,703	2,205
- US	5,478	2,345
- Other	4,845	2,799
Financial institutions and Corporate	3,834	2,573
Total securities	16,860	9,922
Total	48,893	45,577

Liabilities
Deposits
Repos	27,808	23,740
Collateral received	15,234	17,680
Other deposits	1,215	1,067
Total deposits	44,257	42,487
Debt securities in issue	714	797
Short positions	11,211	9,524
Total	56,182	52,808

Notes
10. Loan impairment provisions
Loan exposure and impairment metrics
The table below summarises loans and related credit impairment measures on an IFRS 9 basis.

	30 June	31 December
	2023	2022
	£m	£m
Loans - amortised cost and FVOCI (1)
Stage 1	336,362	325,224
Stage 2	43,440	46,833
Stage 3	5,450	5,096
Of which: individual	1,247	1,121
Of which: collective	4,203	3,975
	385,252	377,153
ECL provisions (2)
Stage 1	661	632
Stage 2	991	1043
Stage 3	1,905	1,759
Of which: individual	295	287
Of which: collective	1,610	1,472
	3,557	3,434
ECL provisions coverage (3)
Stage 1 (%)	0.20	0.19
Stage 2 (%)	2.28	2.23
Stage 3 (%)	34.95	34.52
	0.92	0.91

	Half year ended
	30 June	30 June
	2023	2022
	£m	£m
Impairment losses (4)
ECL (release)/charge	223	(54)
Stage 1	(209)	(342)
Stage 2	296	205
Stage 3	136	83
Of which: individual	13	(1)
Of which: collective	123	84

Amounts written off	122	215
Of which: individual	22	58
Of which: collective	100	157

1)
Includes loans to customers and banks.
2)
Includes £4 million (31 December 2022 – £3 million) related to assets classified as FVOCI and £0.1 billion (31 December 2022 – £0.1 billion) related to off-balance sheet exposures.
3)
ECL provisions coverage is calculated as ECL provisions divided by loans – amortised cost and FVOCI. It is calculated on third party loans and total ECL provisions.
4)
Includes a £5 million release (30 June 2022 – £2 million release) related to other financial assets, of which £1 million (30 June 2022 – nil) related to assets classified as FVOCI; and £3 million release (30 June 2022 – £3 million release) related to contingent liabilities.
5)
The table shows gross loans only and excludes amounts that were outside the scope of the ECL framework. Refer to Financial instruments within the scope of the IFRS 9 ECL framework for further details. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £121.9 billion (31 December 2022 – £143.3 billion) and debt securities of £34.7 billion (31 December 2022 – £29.9 billion).

Notes

11. Provisions for liabilities and charges

				Financial
	Customer	Litigation and		commitments
	redress	other regulatory	Property	and guarantees	Other (1)	Total
	£m	£m	£m	£m	£m	£m
At 1 January 2023	431	240	154	87	226	1,138
Expected credit losses impairment release	—	—	—	(2)	—	(2)
Currency translation and other movements	(8)	(8)	(1)	—	(7)	(24)
Charge to income statement	145	5	27	—	60	237
Release to income statement	(5)	(33)	(26)	—	(13)	(77)
Provisions utilised	(104)	(63)	(9)	—	(70)	(246)
At 30 June 2023	459	141	145	85	196	1,026

(1)
Other materially comprises provisions relating to restructuring costs.

Provisions are liabilities of uncertain timing or amount and are recognised when there is a present obligation as a result of a past event, the outflow of economic benefit is probable and the outflow can be estimated reliably. Any difference between the final outcome and the amounts provided will affect the reported results in the period when the matter is resolved.

12. Dividends
The 2022 final dividend was approved by shareholders at the Annual General Meeting on 25 April 2023 and the payment made on 2 May 2023 to shareholders on the register at the close of business on 17 March 2023.

NatWest Group plc announces an interim dividend for 2023 of £492 million, or 5.5 pence per ordinary share. The interim dividend will be paid on 15 September 2023 to shareholders on the register at close of business on 11 August 2023. The ex-dividend date will be 10 August 2023.

13. Contingent liabilities and commitments
The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 30 June 2023. Although NatWest Group is exposed to credit risk in the event of a customer’s failure to meet its obligations, the amounts shown do not, and are not intended to, provide any indication of NatWest Group’s expectation of future losses.

	30 June	31 December
	2023	2022
	£m	£m
Contingent liabilities and commitments
Guarantees	2,846	3,150
Other contingent liabilities	1,531	1,855
Standby facilities, credit lines and other commitments	120,262	121,576
Total	124,639	126,581

Commitments and contingent obligations are subject to NatWest Group’s normal credit approval processes.

Notes
14. Litigation and regulatory matters
NatWest Group plc and certain members of NatWest Group are party to legal proceedings and involved in regulatory matters, including as the subject of investigations and other regulatory and governmental action (Matters) in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions.

NatWest Group recognises a provision for a liability in relation to these Matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation.

In many of these Matters, it is not possible to determine whether any loss is probable, or to estimate reliably the amount of any loss, either as a direct consequence of the relevant proceedings and regulatory matters or as a result of adverse impacts or restrictions on NatWest Group’s reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can reasonably be estimated for any claim. NatWest Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

There are situations where NatWest Group may pursue an approach that in some instances leads to a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or regulatory matters, even for those Matters for which NatWest Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such Matters affect the amount and timing of any potential outflows for both Matters with respect to which provisions have been established and other contingent liabilities in respect of any such Matter.

It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.

The future outflow of resources in respect of any Matter may ultimately prove to be substantially greater than or less than the aggregate provision that NatWest Group has recognised. Where (and as far as) liability cannot be reasonably estimated, no provision has been recognised. NatWest Group expects that in future periods, additional provisions, settlement amounts and customer redress payments will be necessary, in amounts that are expected to be substantial in some instances. Please refer to Note 11 for information on material provisions.

Matters which are, or could be material, having regard to NatWest Group, considered as a whole, in which NatWest Group is currently involved are set out below. We have provided information on the procedural history of certain Matters, where we believe appropriate, to aid the understanding of the Matter.

For a discussion of certain risks associated with NatWest Group’s litigation and regulatory matters, see the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on page 424 of NatWest Group plc’s 2022 Annual Report and Accounts.

Litigation
Residential mortgage-backed securities (RMBS) litigation in the US
NWMSI was defending an RMBS-related claim in the US in which the plaintiff, the Federal Deposit Insurance Corporation (FDIC), alleged that certain disclosures made in connection with the relevant offerings of RMBS contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the RMBS were issued. In June 2023, NWMSI entered into an agreement to resolve that claim. The settlement amount paid by NWMSI was covered by an existing provision.

London Interbank Offered Rate (LIBOR) and other rates litigation
NWM Plc and certain other members of NatWest Group, including NatWest Group plc, are defendants in a number of class actions and individual claims pending in the United States District Court for the Southern District of New York (SDNY) with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints allege that certain members of NatWest Group and other panel banks violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Several purported class actions relating to USD LIBOR, as well as more than two dozen non-class actions concerning USD LIBOR, are part of a co-ordinated proceeding in the SDNY. The class actions include claims on behalf of persons who purchased LIBOR-linked instruments from defendants, bonds issued by defendants, persons who transacted futures and options on exchanges, and lenders who made LIBOR-based loans. The coordinated proceeding is currently in the discovery phase. In March 2020, NatWest Group companies finalised a settlement resolving the class action on behalf of bondholder plaintiffs (those who held bonds issued by non-defendants on which interest was paid from 2007 to 2010 at a rate expressly tied to USD LIBOR). The amount of the settlement (which was covered by an existing provision) was paid into escrow pending court approval of the settlement.

The non-class claims filed in the SDNY include claims that the FDIC is asserting on behalf of certain failed US banks. In July 2017, the FDIC, on behalf of 39 of those failed US banks, commenced substantially similar claims against NatWest Group companies and others in the High Court of Justice of England and Wales. The action alleges collusion with regard to the setting of USD LIBOR and that the defendants breached UK and European competition law, as well as asserting common law claims of fraud under US law. The defendant banks consented to a request by the FDIC for discontinuance of the claim in respect of 20 failed US banks, leaving 19 failed US banks as claimants. The trial is currently anticipated to take place in Q4 2025.
Notes

14. Litigation and regulatory matters continued
In addition to the USD LIBOR cases described above, there are two class actions relating to JPY LIBOR and Euroyen TIBOR. The first class action, which relates to Euroyen TIBOR futures contracts, was dismissed by the SDNY in September 2020 on jurisdictional and other grounds, and that decision was affirmed by the United States Court of Appeals for the Second Circuit (US Court of Appeals) in October 2022. The plaintiffs petitioned the court for a rehearing of their appeal and that petition was denied. The second class action, which relates to other derivatives allegedly tied to JPY LIBOR and Euroyen TIBOR, was dismissed by the SDNY in relation to NWM Plc and other NatWest Group companies in September 2021. That dismissal may be the subject of a future appeal.

Two other IBOR-related class actions, concerning alleged manipulation of Euribor and Pound Sterling LIBOR, were previously dismissed by the SDNY for various reasons. The plaintiffs’ appeals in those two cases remain pending.

In June 2021, NWM Plc and the plaintiffs in the Swiss Franc LIBOR class action finalised a settlement resolving that case. The amount of that settlement has been paid into escrow pending final court approval of the settlement.

In August 2020, a complaint was filed in the United States District Court for the Northern District of California by several United States retail borrowers against the USD ICE LIBOR panel banks and their affiliates (including NatWest Group plc, NWM Plc, NWMSI and NWB Plc), alleging (i) that the very process of setting USD ICE LIBOR amounts to illegal price-fixing; and (ii) that banks in the United States have illegally agreed to use LIBOR as a component of price in variable retail loans. In September 2022, the district court dismissed the complaint, subject to re-pleading by the plaintiffs. The plaintiffs filed an amended complaint in October 2022, which the defendants are again seeking to have dismissed.

NWM Plc is also named as a defendant in a motion to certify a class action relating to LIBOR in the Tel Aviv District Court in Israel. NWM Plc filed a motion for cancellation of service outside the jurisdiction, which was granted in July 2020. The claimants appealed that decision and in November 2020 the appeal was refused and the claim dismissed by the Appellate Court. The claim could in future be recommenced depending on the outcome of an appeal to Israel’s Supreme Court in respect of the dismissal of the substantive case against banks that had a presence in Israel.

FX litigation
NWM Plc, NWMSI and/or NatWest Group plc are defendants in several cases relating to NWM Plc’s foreign exchange (FX) business. In 2015, NWM Plc paid US$255 million to settle the consolidated antitrust class action filed in the SDNY on behalf of persons who entered into over-the-counter FX transactions with defendants or who traded FX instruments on exchanges. In 2018, some members of the settlement class who opted out of that class action settlement filed their own non-class complaint in the SDNY asserting antitrust claims against NWM Plc, NWMSI and other banks.

In April 2019, some of the claimants in the opt-out case described above, as well as others, served proceedings in the High Court of Justice of England and Wales, asserting competition claims against NWM Plc and several other banks. The claim was transferred from the High Court of Justice of England and Wales in December 2021 and registered in the UK Competition Appeal Tribunal (CAT) in January 2022. In March 2023, NWM Plc entered into an agreement to resolve both the SDNY and CAT cases. The settlement amount paid by NWM Plc was covered by an existing provision.

An FX-related class action, on behalf of ‘consumers and end-user businesses’, was proceeding in the SDNY against NWM Plc and others. In March 2023, the court granted summary judgment in favour of the defendants, dismissing the plaintiffs’ claims. The plaintiffs have commenced an appeal of that decision as well as a prior decision denying class certification in the case.

In May 2019, a cartel class action was filed in the Federal Court of Australia against NWM Plc and four other banks on behalf of persons who bought or sold currency through FX spots or forwards between 1 January 2008 and 15 October 2013 with a total transaction value exceeding AUD $0.5 million. The claimant has alleged that the banks, including NWM Plc, contravened Australian competition law by sharing information, coordinating conduct, widening spreads and manipulating FX rates for certain currency pairs during this period. NatWest Group plc and NWMSI have been named in the action as ‘other cartel participants’, but are not respondents. The claim was served in June 2019 and NWM Plc filed its defence in March 2022.

In July and December 2019, two separate applications seeking opt-out collective proceedings orders were filed in the CAT against NatWest Group plc, NWM Plc and other banks. Both applications were brought on behalf of persons who, between 18 December 2007 and 31 January 2013, entered into a relevant FX spot or outright forward transaction in the EEA with a relevant financial institution or on an electronic communications network. In March 2022, the CAT declined to certify as collective proceedings either of the applications, which was appealed by the applicants, and the subject of an application for judicial review. In July 2023, the Court of Appeal allowed the appeal and decided that the claims should proceed on an opt-out basis. Separately, the court determined which of the two competing applicants can proceed as class representative, and dismissed the application for judicial review of the CAT’s decision. Subject to any potential appeal to the UK Supreme Court, the case will be remitted to the CAT for further case management.

Two motions to certify FX-related class actions were filed in the Tel Aviv District Court in Israel in September and October 2018, and were subsequently consolidated into one motion. The consolidated motion to certify, which names The Royal Bank of Scotland plc (now NWM Plc) and several other banks as defendants, was served on NWM Plc in May 2020. The applicants have sought the court’s permission to amend their motions to certify the class actions. NWM Plc has filed a motion challenging the permission granted by the court for the applicants to serve the consolidated motion outside the Israeli jurisdiction. That NWM Plc motion remains pending.

Notes
14. Litigation and regulatory matters continued
In December 2021, a claim was filed in the Netherlands against NatWest Group plc, NWM Plc and NWM N.V. by Stichting FX Claims on behalf of a number of claimants, seeking a declaration from the court that anti-competitive FX market conduct described in decisions of the European Commission (EC) of 16 May 2019 is unlawful, along with unspecified damages. The claimants amended their claim to also refer to a December 2021 decision by the EC, which described anti-competitive FX market conduct. The defendants contested the jurisdiction of the Dutch court. In March 2023, the district court in Amsterdam accepted that it has jurisdiction to hear claims against NWM N.V. but refused jurisdiction to hear any claims against the other defendant banks (including NatWest Group plc and NWM Plc) unless the claimants are domiciled in the Netherlands. Certain of the claimants are so domiciled and are therefore permitted to continue with their claims against all defendants, including NatWest Group plc and NWM Plc. The claimants are appealing that decision. In June 2023, a new group of claimants indicated their intention to join Stichting FX Claims to pursue similar claims against the defendants.

Certain other foreign exchange transaction related claims have been or may be threatened. NatWest Group cannot predict whether all or any of these claims will be pursued.

Government securities antitrust litigation
NWMSI and certain other US broker-dealers are defendants in a consolidated antitrust class action in the SDNY on behalf of persons who transacted in US Treasury securities or derivatives based on such instruments, including futures and options. The plaintiffs allege that the defendants rigged the US Treasury securities auction bidding process to deflate prices at which they bought such securities and colluded to increase the prices at which they sold such securities to the plaintiffs. In March 2022, the SDNY dismissed the complaint, without leave to re-plead. The plaintiffs are appealing the dismissal.

Class action antitrust claims commenced in March 2019 are pending in the SDNY against NWM Plc, NWMSI and other banks in respect of Euro-denominated bonds issued by European central banks (EGBs). The complaint alleges a conspiracy among dealers of EGBs to widen the bid-ask spreads they quoted to customers, thereby increasing the prices customers paid for the EGBs or decreasing the prices at which customers sold the bonds. The class consists of those who purchased or sold EGBs in the US between 2007 and 2012. In March 2022, the SDNY dismissed the claims against NWM Plc and NWMSI on the ground that the complaint’s conspiracy allegations are insufficient. The plaintiffs have filed a motion for permission to file an amended complaint.

Swaps antitrust litigation
NWM Plc and other members of NatWest Group, including NatWest Group plc, as well as a number of other interest rate swap dealers, are defendants in several cases pending in the SDNY alleging violations of the US antitrust laws in the market for interest rate swaps. There is a consolidated class action complaint on behalf of persons who entered into interest rate swaps with the defendants, as well as non-class action claims by three swap execution facilities (TeraExchange, Javelin, and trueEx). The plaintiffs allege that the swap execution facilities would have successfully established exchange-like trading of interest rate swaps if the defendants had not unlawfully conspired to prevent that from happening through boycotts and other means. Discovery in these cases is complete, and the plaintiffs’ motion for class certification remains pending.

In June 2021, a class action antitrust complaint was filed against a number of credit default swap dealers, in New Mexico federal court on behalf of persons who, from 2005 onwards, settled credit default swaps in the United States by reference to the ISDA credit default swap auction protocol. The complaint alleges that the defendants conspired to manipulate that benchmark through various means in violation of the antitrust laws and the Commodity Exchange Act. The defendants filed a motion to dismiss the complaint and, in June 2023, such motion was denied as regards NWMSI and other financial institutions, but granted as regards to NWM Plc on the ground that the court lacks jurisdiction over that entity. As a result, the case is now expected to enter the discovery phase as against the non-dismissed defendants.

Odd lot corporate bond trading antitrust litigation
In October 2021, the SDNY granted the defendants’ motion to dismiss the class action antitrust complaint alleging that from August 2006 onwards various securities dealers, including NWMSI, conspired artificially to widen spreads for odd lots of corporate bonds bought or sold in the United States secondary market and to boycott electronic trading platforms that would have allegedly promoted pricing competition in the market for such bonds. The plaintiffs have filed an appeal.

Spoofing litigation
In December 2021, three substantially similar class actions complaints were filed in federal court in the United States against NWM Plc and NWMSI alleging Commodity Exchange Act and common law unjust enrichment claims arising from manipulative trading known as spoofing. The complaints refer to NWM Plc’s December 2021 spoofing-related guilty plea (described below under “US investigations relating to fixed-income securities”) and purport to assert claims on behalf of those who transacted in US Treasury securities and futures and options on US Treasury securities between 2008 and 2018. In July 2022, defendants filed a motion to dismiss these claims, which have been consolidated into one matter in the United States District Court for the Northern District of Illinois.

Notes
14. Litigation and regulatory matters continued

Madoff
NWM N.V. was named as a defendant in two actions filed by the trustee for the bankrupt estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC, in bankruptcy court in New York, which together seek to clawback more than US$298 million that NWM N.V. allegedly received from certain Madoff feeder funds and certain swap counterparties. The claims were previously dismissed, but as a result of an August 2021 decision by the US Court of Appeals, they will now proceed in the bankruptcy court, where they have been consolidated into one action, subject to NWM N.V.’s legal and factual defences. In May 2022, NWM N.V. filed a motion to dismiss the amended complaint in the consolidated action and such motion was denied in March 2023. As a result, the case is now expected to enter the discovery phase.

EUA trading litigation
NWM Plc was a named defendant in civil proceedings before the High Court of Justice of England and Wales brought in 2015 by ten companies (all in liquidation) (the ‘Liquidated Companies’) and their respective liquidators (together, ‘the Claimants’). The Liquidated Companies previously traded in European Union Allowances (EUAs) in 2009 and were alleged to be VAT defaulting traders within (or otherwise connected to) EUA supply chains of which NWM Plc was a party. In March 2020, the court held that NWM Plc and Mercuria Energy Europe Trading Limited (‘Mercuria’) were liable for dishonestly assisting and knowingly being a party to fraudulent trading during a seven business day period in 2009.

In October 2020, the High Court quantified total damages against NWM Plc and Mercuria at £45 million plus interest and costs, and permitted the defendants to appeal to the Court of Appeal. In May 2021 the Court of Appeal set aside the High Court’s judgment and ordered that a retrial take place before a different High Court judge. The claimants have been denied permission by the Supreme Court to appeal that decision and the retrial is therefore expected to proceed on a date to be scheduled. Mercuria has also been denied permission by the Supreme Court to appeal the High Court’s finding that NWM Plc and Mercuria were both vicariously liable.

Offshoring VAT assessments
HMRC issued protective tax assessments in 2018 against NatWest Group plc totalling £143 million relating to unpaid VAT in respect of the UK branches of two NatWest Group companies registered in India. NatWest Group formally requested reconsideration by HMRC of their assessments, and this process was completed in November 2020. HMRC upheld their original decision and, as a result, NatWest Group plc lodged an appeal with the Tax Tribunal and an application for judicial review with the High Court of Justice of England and Wales, both in December 2020. In order to lodge the appeal with the Tax Tribunal, NatWest Group plc was required to pay £143 million to HMRC, and payment was made in December 2020. The appeal and the application for judicial review have both been stayed pending resolution of a separate case involving another bank.

US Anti-Terrorism Act litigation
NWM N.V. and certain other financial institutions are defendants in several actions filed by a number of US nationals (or their estates, survivors, or heirs), most of whom are or were US military personnel, who were killed or injured in attacks in Iraq between 2003 and 2011. NWM Plc is also a defendant in some of these cases.

According to the plaintiffs’ allegations, the defendants are liable for damages arising from the attacks because they allegedly conspired with and/or aided and abetted Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells that committed the attacks, in violation of the US Anti-Terrorism Act, by agreeing to engage in ‘stripping’ of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected.

The first of these actions, alleging conspiracy claims but not aiding and abetting claims, was filed in the United States District Court for the Eastern District of New York in November 2014. In September 2019, the district court dismissed the case, finding that the claims were deficient for several reasons, including lack of sufficient allegations as to the alleged conspiracy and causation. In January 2023, the US Court of Appeals affirmed the district court’s dismissal of this case. It is anticipated that the plaintiffs will file a motion to re-open the case to assert aiding and abetting claims that they previously did not assert. Another action, filed in the SDNY in 2017, which asserted both conspiracy and aiding and abetting claims, was dismissed by the SDNY in March 2019 on similar grounds as the first case, but remains subject to appeal to the US Court of Appeals. Other follow-on actions that are substantially similar to those described above are pending in the same courts.

1MDB litigation
A Malaysian court claim was served in Switzerland in November 2022 by 1MDB, a Sovereign Wealth Fund, in which Coutts & Co Ltd was named, along with six others, as a defendant in respect of losses allegedly incurred by 1MDB. It is claimed that Coutts & Co Ltd is liable as a constructive trustee for having dishonestly assisted the directors of 1MDB in the breach of their fiduciary duties by failing (amongst other alleged claims) to undertake due diligence in relation to a customer of Coutts & Co Ltd, through which funds totalling c.US$1 billion were received and paid out between 2009 and 2011. The claimant seeks the return of that amount plus interest. Coutts & Co Ltd filed an application in January 2023 challenging the validity of service and the Malaysian court’s jurisdiction to hear the claim.

In April 2023, the claimant filed a notice of discontinuance of its claim against certain defendants including Coutts & Co Ltd. The claimant subsequently indicated that it intends to issue further replacement proceedings. Coutts & Co Ltd is challenging the claimant’s ability to take that step and a hearing took place in the Malaysian Court in June 2023 to consider the validity of any new proceedings. Judgment is awaited.

Coutts & Co Ltd is a company registered in Switzerland and is in wind-down following the announced sale of its business assets in 2015.

Notes
14. Litigation and regulatory matters continued
Regulatory matters (including investigations and customer redress programmes)
NatWest Group’s businesses and financial condition can be affected by the actions of various governmental and regulatory authorities in the UK, the US, the EU and elsewhere. NatWest Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the UK, the US, the EU and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, investment advice, business conduct, competition/anti-trust, VAT recovery, anti-bribery, anti-money laundering and sanctions regimes. NatWest Group expects government and regulatory intervention in financial services to be high for the foreseeable future, including increased scrutiny from competition and other regulators in the retail and SME business sectors.

Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by NatWest Group, remediation of systems and controls, public or private censure, restriction of NatWest Group’s business activities and/or fines. Any of the events or circumstances mentioned in this paragraph or below could have a material adverse effect on NatWest Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it, or lead to material additional provisions being taken.

NatWest Group is co-operating fully with the matters described below.

US investigations relating to fixed-income securities
In December 2021, NWM Plc pled guilty in the United States District Court for the District of Connecticut to one count of wire fraud and one count of securities fraud in connection with historical spoofing conduct by former employees in US Treasuries markets between January 2008 and May 2014 and, separately, during approximately three months in 2018. The 2018 trading occurred during the term of a non-prosecution agreement (NPA) between NWMSI and the United States Attorney's Office for the District of Connecticut (USAO CT), under which non-prosecution was conditioned on NWMSI and affiliated companies not engaging in criminal conduct during the term of the NPA. The relevant trading in 2018 was conducted by two NWM traders in Singapore and breached that NPA. The plea agreement reached with the US Department of Justice and the USAO CT resolved both the spoofing conduct and the breach of the NPA.

As required by the resolution and sentence imposed by the court, NWM Plc is subject to a three-year period of probation. The plea agreement also imposes an independent corporate monitor. In addition, NWM Plc has committed to compliance programme reviews and improvements and agreed to reporting and co-operation obligations.

Other material adverse collateral consequences may occur as a result of this matter, as further described in the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on page 424 of NatWest Group plc’s 2022 Annual Report and Accounts.

RBSI inspection report and referral to enforcement
The Isle of Man Financial Services Authority (IoMFSA) undertook an inspection at The Royal Bank of Scotland International Limited (RBSI), Isle of Man, in 2021, following which it issued an inspection report. The inspection was in relation to anti-money laundering and counter-terrorist financing controls and procedures relating to specific RBSI customers. In May 2022, the IoMFSA notified RBSI that it had been referred to its Enforcement Division in relation to certain issues identified in the inspection report. The enforcement referral does not relate to counter-terrorist financing.

RBSI reliance regime and referral to enforcement
In January 2023, the Jersey Financial Services Commission notified RBSI that it had been referred to its Enforcement Division in relation to RBSI’s operation of the reliance regime. The reliance regime is specific to certain Crown Dependencies and enables the bank to rely on regulated third parties for specific due diligence information.

Investment advice review
In October 2019, the FCA notified NatWest Group of its intention to appoint a Skilled Person under section 166 of the Financial Services and Markets Act 2000 to conduct a review of whether NatWest Group’s past business review of investment advice provided during 2010 to 2015 was subject to appropriate governance and accountability and led to appropriate customer outcomes. The Skilled Person’s review has concluded and, after discussion with the FCA, NatWest Group has now commenced additional review / remediation work.

Review and investigation of treatment of tracker mortgage customers in Ulster Bank Ireland DAC
In December 2015, correspondence was received from the Central Bank of Ireland setting out an industry examination framework in respect of the sale of tracker mortgages from approximately 2001 until the end of 2015. The redress and compensation process has now largely concluded, although certain cases remain outstanding.

UBIDAC customers have lodged tracker mortgage complaints with the Financial Services and Pensions Ombudsman (FSPO). UBIDAC challenged three FSPO adjudications in the Irish High Court. In June 2023, the High Court found in favour of the FSPO in all matters and a provision has been recognised. UBIDAC has been granted leave to appeal that decision.

Other customer remediation in Ulster Bank Ireland DAC
UBIDAC has previously identified other legacy business issues leading to the establishment of remediation programmes. The majority of these remediation programmes have concluded with one programme currently under management.

Notes
15. Related party transactions
UK Government
The UK Government through HM Treasury is the ultimate controlling party of NatWest Group plc. The UK Government’s shareholding is managed by UK Government Investments Limited, a company wholly owned by the UK Government. As a result the UK Government and UK Government controlled bodies are related parties of the Group.

At 30 June 2023 HM Treasury’s holding in the company’s ordinary shares was 38.53%.

NatWest Group enters into transactions with many of these bodies. Transactions include the payment of: taxes – principally UK corporation tax and value added tax; national insurance contributions; local authority rates; regulatory fees and levies; together with banking transactions such as loans and deposits undertaken in the normal course of banker customer relationships.

Bank of England facilities
In the ordinary course of business, NatWest Group may from time to time access market-wide facilities provided by the Bank of England.

Other related parties
(a) In their roles as providers of finance, NatWest Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business.

(b) To further strategic partnerships, NatWest Group may seek to invest in third parties or allow third parties to hold a minority interest in a subsidiary of NatWest Group. We disclose as related parties where stakes of 10 per cent or more are held. Ongoing business transactions with these entities are on normal commercial terms.

(c) NatWest Group recharges the NatWest Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to NatWest Group.

(d) In accordance with IAS 24, transactions or balances between NatWest Group entities that have been eliminated on consolidation are not reported.

Full details of NatWest Group’s related party transactions for the year ended 31 December 2022 are included in NatWest Group plc’s 2022 Annual Report and Accounts.

16. Post balance sheet events
On 25 July 2023, UBIDAC agreed the sale of a portfolio of performing and non-performing exposures which consists mostly of non-performing mortgages; unsecured personal loans and commercial facilities with a gross value of c. €690 million at 31 December 2022.

Migrations of UBIDAC business to AIB and PTSB during July 2023 have been included in Note 7. Discontinued operations and assets and liabilities of disposal groups.

Other than as disclosed in this document, there have been no significant events between 30 June 2023 and the date of approval of this announcement which would require a change to, or additional disclosure, in the announcement.

17. Date of approval
This announcement was approved by the Board of Directors on 27 July 2023.

Independent review report to NatWest Group plc
Conclusion
We have been engaged by NatWest Group (“the Group”) to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2023 which comprises of the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated balance sheet, the condensed consolidated statement of changes in equity, the condensed consolidated cash flow statement, related Notes 1 to 17 and the Risk and capital management disclosures for those identified as within the scope of our review (together “the condensed consolidated financial statements”). We have read the other information contained in the half yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2023 is not prepared, in all material respects, in accordance with UK adopted International Accounting Standard 34 and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Basis for conclusion
We conducted our review in accordance with International Standard on Review Engagements 2410 (UK) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" (ISRE) issued by the Financial Reporting Council. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

As disclosed in Note 1, the annual financial statements of the Group are prepared in accordance with UK adopted international accounting standards. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with UK adopted International Accounting Standard 34, “Interim Financial Reporting”.

Conclusions relating to Going Concern
Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis of Conclusion section of this report, nothing has come to our attention to suggest that management have inappropriately adopted the going concern basis of accounting or that management have identified material uncertainties relating to going concern that are not appropriately disclosed.

This conclusion is based on the review procedures performed in accordance with this ISRE, however future events or conditions may cause the entity to cease to continue as a going concern.

Responsibilities of the directors
The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.

In preparing the half-yearly financial report, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Auditor’s responsibilities for the review of the financial information
In reviewing the half-yearly report, we are responsible for expressing to the Group a conclusion on the condensed set of financial statements in the half-yearly financial report. Our conclusion, including our Conclusions Relating to Going Concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for Conclusion paragraph of this report.

Use of our report
This report is made solely to the Group in accordance with guidance contained in International Standard on Review Engagements 2410 (UK) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Financial Reporting Council. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Group, for our work, for this report, or for the conclusions we have formed.

Ernst & Young LLP

London, United Kingdom
27 July 2023

NatWest Group plc Summary Risk Factors
Summary of Principal Risks and Uncertainties
Set out below is a summary of the principal risks and uncertainties for the remaining six months of the financial year which could adversely affect NatWest Group. This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties; a fuller description of these and other risk factors is included on pages 404 to 425 of the NatWest Group plc 2022 Annual Report and Accounts and pages 127 to 148 of NatWest Group plc's 2022 Form 20-F. Any of the risks identified may have a material adverse effect on NatWest Group’s business, operations, financial condition or prospects.

Economic and political risk

  -
NatWest Group, its customers and its counterparties face continued economic and political risks and uncertainties in the UK and global markets, including as a result of high inflation and rising interest rates, supply chain disruption and the Russian invasion of Ukraine.
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Changes in interest rates have significantly affected, and will continue to affect, NatWest Group’s business and results.
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Fluctuations in currency exchange rates may adversely affect NatWest Group’s results and financial condition.
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Continuing uncertainty regarding the effects and extent of the UK’s post Brexit divergence from EU laws and regulation, and NatWest Group’s post Brexit EU operating model may adversely affect NatWest Group and its operating environment.
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HM Treasury (or UKGI on its behalf) could exercise a significant degree of influence over NatWest Group and further offers or sales of NatWest Group’s shares held by HM Treasury may affect the price of NatWest Group securities.

Strategic risk
  -
NatWest Group continues to implement its purpose-led strategy, which carries significant execution and operational risks and may not achieve its stated aims and targeted outcomes.
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Future acquisitions or divestments by NatWest Group may not be successful, and consolidation or fragmentation of the financial services industry may adversely affect NatWest Group.
  -
NatWest Group’s phased withdrawal from the Republic of Ireland present various risks.
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The transfer of NatWest Group’s Western European corporate portfolio involves certain risks.

Financial resilience risk
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NatWest Group may not meet the targets it communicates or be in a position to continue to make discretionary capital distributions (including dividends to shareholders).
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NatWest Group operates in markets that are highly competitive, with increasing competitive pressures and technology disruption.
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NatWest Group has significant exposure to counterparty and borrower risk.
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NatWest Group may not meet the prudential regulatory requirements for regulatory capital and MREL, or manage its capital effectively, which could trigger the execution of certain management actions or recovery options.
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NatWest Group may not be able to adequately access sources of liquidity and funding.
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Any reduction in the credit rating and/or outlooks assigned to NatWest Group plc, any of its subsidiaries or any of their respective debt securities could adversely affect the availability of funding for NatWest Group, reduce NatWest Group’s liquidity position and increase the cost of funding.
  -
NatWest Group may be adversely affected if it fails to meet the requirements of regulatory stress tests.
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NatWest Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models.
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NatWest Group’s financial statements are sensitive to underlying accounting policies, judgments, estimates and assumptions.
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Changes in accounting standards may materially impact NatWest Group’s financial results.
  -
The value or effectiveness of any credit protection that NatWest Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties.
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NatWest Group is subject to Bank of England and PRA oversight in respect of resolution, and NatWest Group could be adversely affected should the Bank of England in the future deem NatWest Group’s preparations to be inadequate.
  -
NatWest Group may become subject to the application of UK statutory stabilisation or resolution powers which may result in, for example, the cancellation, transfer or dilution of ordinary shares, or the write-down or conversion of certain other of NatWest Group’s securities.

Climate and sustainability-related risks
  -
NatWest Group and its customers, suppliers and counterparties face significant climate and sustainability-related risks, which may adversely affect NatWest Group.
  -
NatWest Group’s climate change related strategy, ambitions, targets and transition plan entail significant execution and reputational risk and are unlikely to be achieved without significant and timely government policy, technology and customer behavioural changes.
  -
There are significant limitations related to accessing reliable, verifiable and comparable climate and other sustainability-related data, including as a result of lack of standardisation, consistency and completeness which, alongside other factors, contribute to substantial uncertainties in accurately modelling and reporting on climate and sustainability information, as well as making appropriate important internal decisions.
  -
A failure to implement effective climate change resilient governance, procedures, systems and controls in compliance with legal and regulatory expectations to manage climate and sustainability-related risks and opportunities could adversely affect NatWest Group’s ability to manage those risks.
  -
Increasing levels of climate, environmental, human rights and other sustainability-related laws, regulation and oversight which are constantly evolving may adversely affect NatWest Group.
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NatWest Group may be subject to potential climate, environmental, human rights and other sustainability-related litigation, enforcement proceedings, investigations and conduct risk.
  -
A reduction in the ESG ratings of NatWest Group could have a negative impact on NatWest Group’s reputation and on investors’ risk appetite and customers’ willingness to deal with NatWest Group.

NatWest Group plc Summary Risk Factors
Summary of Principal Risks and Uncertainties continued

Operational and IT resilience risk
  -
Operational risks (including reliance on third party suppliers and outsourcing of certain activities) are inherent in NatWest Group’s businesses.
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NatWest Group is subject to increasingly sophisticated and frequent cyberattacks.
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NatWest Group operations and strategy are highly dependent on the accuracy and effective use of data.
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NatWest Group’s operations are highly dependent on its complex IT systems and any IT failure could adversely affect NatWest Group.
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NatWest Group relies on attracting, retaining and developing diverse senior management and skilled personnel, and is required to maintain good employee relations.
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A failure in NatWest Group’s risk management framework could adversely affect NatWest Group, including its ability to achieve its strategic objectives.
  -
NatWest Group’s operations are subject to inherent reputational risk.

Legal, regulatory and conduct risk
  -
NatWest Group’s businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect NatWest Group.
  -
NatWest Group is exposed to the risks of various litigation matters, regulatory and governmental actions and investigations as well as remedial undertakings, including conduct-related reviews, anti-money laundering and redress projects, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on NatWest Group.
  -
NatWest Group may not effectively manage the transition of LIBOR and other IBOR rates to replacement risk-free rates.
  -
Changes in tax legislation or failure to generate future taxable profits may impact the recoverability of certain deferred tax assets recognised by NatWest Group.

Statement of directors’ responsibilities

We, the directors listed below, confirm that to the best of our knowledge:

  -
the condensed financial statements have been prepared in accordance with IAS 34 'Interim Financial Reporting', as adopted by the UK and as issued by the International Accounting Standards Board (IASB);
  -
the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and
  -
the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties' transactions and changes therein).

By order of the Board

Howard Davies	Katie Murray
Chairman	Group Chief Financial Officer

27 July 2023

Board of directors

Chairman	Executive directors	Non-executive directors
Howard Davies	John-Paul Thwaite Katie Murray	Frank Dangeard Roisin Donnelly Patrick Flynn Morten Friis Yasmin Jetha Mark Seligman Lena Wilson Stuart Lewis

Presentation of information
‘Parent company’ refers to NatWest Group plc and ‘NatWest Group’ and ‘we’ refers to NatWest Group plc and its subsidiary and associated undertakings. The term ‘NWH Group’ refers to NatWest Holdings Limited (‘NWH’) and its subsidiary and associated undertakings. The term ‘NWM Group’ refers to NatWest Markets Plc (‘NWM Plc’) and its subsidiary and associated undertakings. The term ‘NWM N.V.’ refers to NatWest Markets N.V. The term ‘NWMSI’ refers to NatWest Markets Securities, Inc. The term ‘RBS plc’ refers to The Royal Bank of Scotland plc. The term ‘NWB Plc’ refers to National Westminster Bank Plc. The term ‘UBIDAC’ refers to Ulster Bank Ireland DAC.

NatWest Group publishes its financial statements in pounds sterling (‘£’ or ‘sterling’). The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling, respectively, and references to ‘pence’ or ‘p’ represent pence where the amounts are denominated in pounds sterling (‘GBP’). Reference to ‘dollars’ or ‘$’ are to United States of America (‘US’) dollars. The abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of dollars, respectively. The abbreviation ‘€’ represents the ‘euro’, and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros, respectively.

Statutory accounts
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 (‘the Act’). The statutory accounts for the year ended 31 December 2022 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

MAR – Inside Information
This announcement contains information that qualified or may have qualified as inside information for NatWest Group plc, for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (MAR) as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 for NatWest Group plc. This announcement is made by Alexander Holcroft, Head of Investor Relations for NatWest Group plc.

Forward-looking statements
This document may include forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘will’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NatWest Group's future economic results, business plans and strategies.  In particular, this document may include forward-looking statements relating to NatWest Group plc in respect of, but not limited to: its economic and political risks, its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital, cost savings and operational targets), the implementation of its purpose-led strategy, its environmental, social and governance and climate related targets, its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to replacement risk free rates and NatWest Group’s exposure to operational risk, conduct risk, cyber, data and IT risk, financial crime risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, future growth initiatives (including acquisitions, joint ventures and strategic partnerships), the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate-related risks and the transitioning to a net zero economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's 2022 Annual Report on Form 20-F, NatWest Group plc’s Interim Management Statement for Q1 and H1 2023 on Form 6-K and its other filings with the US Securities and Exchange Commission. The forward-looking statements contained in this document speak only as of the date of this document and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Additional information

Share information

	30 June 2023	31 March 2023	31 December 2022

Ordinary share price (pence)	241	264	265

Number of ordinary shares in issue (millions)	8,929	9,581	9,659

Financial calendar
2023 third quarter interim management statement	27 October 2023

Contacts

Analyst enquiries: Alexander Holcroft, Investor Relations +44 (0) 20 7672 1758
Media enquiries: NatWest Group Press Office  +44 (0) 131 523 4205

	Management presentation	Fixed income call
Date:	28 July 2023	28 July 2023
Time:	9:30am	1:00pm
Zoom ID:	938 7023 1393	959 9561 3509

Available on natwestgroup.com/results

Interim Results 2023 and background slides.
A financial supplement containing income statement, balance sheet and segment performance information for the nine quarters ended 30 June 2023.
NatWest Group Pillar 3 at 30 June 2023.

Appendix

Non-IFRS financial measures

Non-IFRS financial measures
NatWest Group prepares its financial statements in accordance with UK-adopted International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS). This document contains a number of non-IFRS measures, also known as alternative performance measures, defined under the European Securities and Markets Authority guidance or non-GAAP financial measures in accordance with SEC regulations. These measures are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison.

The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include a calculation of metrics that are used throughout the banking industry.

These non-IFRS measures are not a substitute for IFRS measures and a reconciliation to the closest IFRS measure is presented where appropriate.

1. Total income excluding notable items
Total income excluding notable items is calculated as total income less notable items.

The exclusion of notable items aims to remove the impact of one-offs and other items which may distort period-on-period comparisons.

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2023	2022	2023	2023	2022
	£m	£m	£m	£m	£m
Continuing operations
Total income	7,727	6,219	3,851	3,876	3,211
Less notable items:
Commercial & Institutional
Fair value, disposal losses and asset
disposals/strategic risk reduction	—	(45)	—	—	(45)
Own credit adjustments (OCA)	9	52	3	6	34
Central items & other
Loss on redemption of own debt	—	(24)	—	—	—
Liquidity Asset Bond sale (losses)/gains	(24)	36	(11)	(13)	(5)
Share of associate (losses) for Business
Growth Fund	(15)	(13)	(3)	(12)	(36)
Interest and FX management derivatives not in
hedge accounting relationships	52	315	(23)	75	149
FX recycling gains	322	—	322	—	—
	344	321	288	56	97
Total income excluding notable items	7,383	5,898	3,563	3,820	3,114

Non-IFRS financial measures continued
2. Operating expenses - management view
The management analysis of operating expenses shows litigation and conduct costs on a separate line. These amounts are included within staff costs and other administrative expenses in the statutory analysis. Other operating expenses excludes litigation and conduct costs, which are more volatile and may distort period-on-period comparisons.

	Half year ended
	30 June 2023
	Litigation and	Other operating	Statutory operating
	conduct costs	expenses	expenses
	£m	£m	£m
Continuing operations
Staff costs	31	1,974	2,005
Premises and equipment	—	570	570
Depreciation and amortisation	—	469	469
Other administrative expenses	77	794	871
Total	108	3,807	3,915

	Half year ended
	30 June 2022
	Litigation and	Other operating	Statutory operating
	conduct costs	expenses	expenses
	£m	£m	£m
Continuing operations
Staff costs	18	1,790	1,808
Premises and equipment	—	534	534
Depreciation and amortisation	—	413	413
Other administrative expenses	151	747	898
Total	169	3,484	3,653

	Quarter ended
	30 June 2023
	Litigation and	Other operating	Statutory operating
	conduct costs	expenses	expenses
	£m	£m	£m
Continuing operations
Staff costs	17	948	965
Premises and equipment	—	284	284
Depreciation and amortisation	—	257	257
Other administrative expenses	35	386	421
Total	52	1,875	1,927

	Quarter ended
	31 March 2023
	Litigation and	Other operating	Statutory operating
	conduct costs	expenses	expenses
	£m	£m	£m
Continuing operations
Staff costs	14	1,026	1,040
Premises and equipment	—	286	286
Depreciation and amortisation	—	212	212
Other administrative expenses	42	408	450
Total	56	1,932	1,988

	Quarter ended
	30 June 2022
	Litigation and	Other operating	Statutory operating
	conduct costs	expenses	expenses
	£m	£m	£m
Continuing operations
Staff costs	11	896	907
Premises and equipment	—	283	283
Depreciation and amortisation	—	216	216
Other administrative expenses	56	371	427
Total	67	1,766	1,833

Non-IFRS financial measures continued
3. Cost:income ratio (excl. litigation and conduct)
NatWest Group uses the cost:income ratio (excl. litigation and conduct) in the Outlook guidance. This is calculated as other operating expenses (operating expenses less litigation and conduct costs) divided by total income. Litigation and conduct costs are excluded as they are one-off in nature, difficult to forecast for Outlook purposes and distort period-on-period comparisons.

The calculation of the cost:income ratio (excl. litigation and conduct) is shown below, along with a comparison to cost:income ratio using total operating expenses.

				Central	Total
	Retail	Private	Commercial &	items	NatWest
	Banking	Banking	Institutional	& other	Group
Half year ended 30 June 2023	£m	£m	£m	£m	£m
Continuing operations
Operating expenses	1,367	322	1,987	239	3,915
Less litigation and conduct costs	(24)	(11)	(94)	21	(108)
Other operating expenses	1,343	311	1,893	260	3,807

Total income	3,120	567	3,748	292	7,727

Cost:income ratio	43.8%	56.8%	53.0%	nm	50.7%
Cost:income ratio (excl. litigation and conduct)	43.0%	54.9%	50.5%	nm	49.3%

Half year ended 30 June 2022
Continuing operations
Operating expenses	1,242	285	1,820	306	3,653
Less litigation and conduct costs	(58)	(1)	(86)	(24)	(169)
Other operating expenses	1,184	284	1,734	282	3,484

Total income	2,554	461	2,937	267	6,219

Cost:income ratio	48.6%	61.8%	62.0%	nm	58.7%
Cost:income ratio (excl. litigation and conduct)	46.4%	61.6%	59.0%	nm	56.0%

Quarter ended 30 June 2023
Continuing operations
Operating expenses	671	167	984	105	1,927
Less litigation and conduct costs	(21)	(8)	(50)	27	(52)
Other operating expenses	650	159	934	132	1,875

Total income	1,516	271	1,795	269	3,851

Cost:income ratio	44.3%	61.6%	54.8%	nm	50.0%
Cost:income ratio (excl. litigation and conduct)	42.9%	58.7%	52.0%	nm	48.7%

Quarter ended 31 March 2023
Continuing operations
Operating expenses	696	155	1,003	134	1,988
Less litigation and conduct costs	(3)	(3)	(44)	(6)	(56)
Other operating expenses	693	152	959	128	1,932

Total income	1,604	296	1,953	23	3,876

Cost:income ratio	43.4%	52.4%	51.4%	nm	51.3%
Cost:income ratio (excl. litigation and conduct)	43.2%	51.4%	49.1%	nm	49.8%

Quarter ended 30 June 2022
Continuing operations
Operating expenses	597	146	898	192	1,833
Less litigation and conduct costs	(4)	—	(44)	(19)	(67)
Other operating expenses	593	146	854	173	1,766

Total income	1,337	245	1,562	67	3,211

Cost:income ratio	44.7%	59.6%	57.5%	nm	57.1%
Cost:income ratio (excl. litigation and conduct)	44.4%	59.6%	54.7%	nm	55.0%
nm = not meaningful

Non-IFRS financial measures continued
4. NatWest Group return on tangible equity
Return on tangible equity comprises annualised profit or loss for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is average total equity excluding average non-controlling interests, average other owners’ equity and average intangible assets.

This measure shows the return NatWest Group generates on tangible equity deployed. It is used to determine relative performance of banks and used widely across the sector, although different banks may calculate the rate differently. A reconciliation is shown below including a comparison to the nearest GAAP measure, return on equity. This comprises profit attributable to ordinary shareholders divided by average total equity.

	Half year ended and as at		Quarter ended and as at
	30 June	30 June	30 June	31 March	30 June
	2023	2022	2023	2023	2022
NatWest Group return on tangible equity	£m	£m	£m	£m	£m
Profit attributable to ordinary shareholders	2,299	1,891	1,020	1,279	1,050
Annualised profit attributable to ordinary shareholders	4,598	3,782	4,080	5,116	4,200

Average total equity	36,562	39,857	36,216	37,195	38,625
Adjustment for other owners' equity and intangibles	(11,352)	(11,037)	(11,378)	(11,319)	(10,944)
Adjusted average total tangible equity	25,210	28,820	24,838	25,876	27,681

Return on equity	12.6%	9.5%	11.3%	13.8%	10.9%
Return on tangible equity	18.2%	13.1%	16.4%	19.8%	15.2%

Non-IFRS financial measures continued
5. Segmental return on equity
Segmental return on equity comprises segmental operating profit or loss, adjusted for paid-in equity and preference share cost allocation and tax, divided by average notional equity. Average RWAe is defined as average segmental RWAs incorporating the effect of capital deductions. This is multiplied by an allocated equity factor for each segment to calculate the average notional equity.

This measure shows the return generated by operating segments on equity deployed.

	Retail	Private	Commercial &
Half year ended 30 June 2023	Banking	Banking	Institutional
Operating profit (£m)	1,560	234	1,741
Paid-in equity cost allocation (£m)	(30)	(11)	(86)
Adjustment for tax (£m)	(428)	(62)	(414)
Adjusted attributable profit (£m)	1,102	161	1,241
Annualised adjusted attributable profit (£m)	2,203	321	2,483
Average RWAe (£bn)	56.1	11.3	105.1
Equity factor	13.5%	11.5%	14.0%
Average notional equity (£bn)	7.6	1.3	14.7
Return on equity (%)	29.1%	24.7%	16.9%

Half year ended 30 June 2022
Operating profit (£m)	1,286	187	1,176
Preference share and paid-in equity cost allocation (£m)	(40)	(6)	(93)
Adjustment for tax (£m)	(349)	(51)	(271)
Adjusted attributable profit (£m)	897	130	812
Annualised adjusted attributable profit (£m)	1,794	261	1,624
Average RWAe (£bn)	52.5	11.3	101.7
Equity factor	13.0%	11.0%	14.0%
Average notional equity (£bn)	6.8	1.2	14.2
Return on equity (%)	26.3%	20.9%	11.4%

Quarter ended 30 June 2023
Operating profit (£m)	766	101	747
Paid-in equity cost allocation (£m)	(15)	(6)	(42)
Adjustment for tax (£m)	(210)	(27)	(176)
Adjusted attributable profit (£m)	541	68	529
Annualised adjusted attributable profit (£m)	2,163	274	2,115
Average RWAe (£bn)	56.8	11.4	106.0
Equity factor	13.5%	11.5%	14.0%
Average notional equity (£bn)	7.7	1.3	14.8
Return on equity (%)	28.2%	20.8%	14.3%

Quarter ended 31 March 2023
Operating profit (£m)	794	133	994
Paid-in equity cost allocation (£m)	(15)	(5)	(44)
Adjustment for tax (£m)	(218)	(36)	(238)
Adjusted attributable profit (£m)	561	92	713
Annualised adjusted attributable profit (£m)	2,244	369	2,850
Average RWAe (£bn)	55.4	11.2	104.0
Equity factor	13.5%	11.5%	14.0%
Average notional equity (£bn)	7.5	1.3	14.6
Return on equity (%)	30.0%	28.5%	19.5%

Quarter ended 30 June 2022
Operating profit (£m)	719	105	712
Preference share and paid-in equity cost allocation (£m)	(20)	(3)	(47)
Adjustment for tax (£m)	(196)	(29)	(166)
Adjusted attributable profit (£m)	503	73	499
Annualised adjusted attributable profit (£m)	2,012	293	1,996
Average RWAe (£bn)	52.4	11.3	101.0
Equity factor	13.0%	11.0%	14.0%
Average notional equity (£bn)	6.8	1.2	14.1
Return on equity (%)	29.5%	23.5%	14.0%

Non-IFRS financial measures continued
6. Bank net interest margin
Bank net interest margin is defined as annualised net interest income, as a percentage of bank average interest-earning assets. Bank average interest earning assets are the average interest earning assets of the banking business of NatWest Group excluding liquid asset buffer.

Liquid asset buffer consists of assets held by NatWest Group, such as cash and balances at central banks and debt securities in issue, that can be used to ensure repayment of financial obligations as they fall due. The exclusion of liquid asset buffer has been introduced as a way to present net interest margin on a basis more comparable with UK peers and exclude the impact of regulatory driven factors. A reconciliation is shown below including a comparison to the nearest GAAP measure, net interest margin. This is net interest income as a percentage of average interest earning assets.

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2023	2022	2023	2023	2022
	£m	£m	£m	£m	£m
Continuing operations
NatWest Group net interest income	5,726	4,334	2,824	2,902	2,307
Annualised NatWest Group net interest income	11,547	8,740	11,327	11,769	9,253

Average interest earning assets (IEA)	518,359	546,045	514,459	522,393	548,371
Less liquid asset buffer average IEA	(157,271)	(207,583)	(152,133)	(162,409)	(206,843)
Bank average IEA	361,088	338,462	362,326	359,984	341,528

Net interest margin	2.23%	1.60%	2.20%	2.25%	1.69%
Bank net interest margin	3.20%	2.58%	3.13%	3.27%	2.71%

Retail Banking
Net interest income	2,908	2,340	1,416	1,492	1,228
Annualised net interest income	5,864	4,719	5,680	6,051	4,925

Retail Banking average IEA	220,898	205,749	221,468	220,323	207,408
Less liquid asset buffer average IEA	(17,535)	(18,936)	(16,820)	(18,259)	(19,327)
Adjusted Retail Banking average IEA	203,363	186,813	204,648	202,064	188,081

Retail Banking net interest margin	2.88%	2.53%	2.78%	2.99%	2.62%

Private Banking
Net interest income	428	315	199	229	172
Annualised net interest income	863	635	798	929	690

Private Banking average IEA	27,613	29,395	27,140	28,091	29,595
Less liquid asset buffer average IEA	(8,425)	(10,389)	(7,976)	(8,878)	(10,451)
Adjusted Private Banking average IEA	19,188	19,006	19,164	19,213	19,144

Private Banking net interest margin	4.50%	3.34%	4.17%	4.83%	3.60%

Commercial & Institutional
Net interest income	2,504	1,764	1,243	1,261	961
Annualised net interest income	5,050	3,557	4,986	5,114	3,855

Commercial & Institutional average IEA	197,796	202,551	196,735	198,872	203,093
Less liquid asset buffer average IEA	(66,438)	(77,363)	(65,288)	(67,601)	(78,153)
Adjusted Commercial & Institutional average IEA	131,358	125,188	131,447	131,271	124,940

Commercial & Institutional net interest margin	3.84%	2.84%	3.79%	3.90%	3.09%

Non-IFRS financial measures continued
7. Tangible net asset value (TNAV) per ordinary share
TNAV per ordinary share is calculated as tangible equity divided by the number of ordinary shares in issue.

This is a measure used by external analysts to value the bank and allows for comparison with other per ordinary share metrics including the share price.

	As at
	30 June	31 March	31 December
	2023	2023	2022
Ordinary shareholders' interests (£m)	30,868	33,817	32,598
Less intangible assets (£m)	(7,453)	(7,171)	(7,116)
Tangible equity (£m)	23,415	26,646	25,482

Ordinary shares in issue (millions) (1)	8,929	9,581	9,659

TNAV per ordinary share (pence)	262p	278p	264p

(1)	The number of ordinary shares in issue excludes own shares held.

8. Customer deposits excluding central items
Customer deposits excluding central items is calculated as total NatWest Group customer deposits excluding Central items & other customer deposits.

Central items & other includes Treasury repo activity and Ulster Bank RoI.  The exclusion of Central items & other removes the volatility relating to Treasury repo activity and the expected reduction of deposits as part of our withdrawal from the Republic of Ireland. These items may distort period-on-period comparisons and their removal gives the user of the financial statements a better understanding of the movements in customer deposits.

	As at
	30 June	31 March	31 December
	2023	2023	2022
	£bn	£bn	£bn
Customer deposits	432.5	430.5	450.3
Less Central items & other	(11.4)	(8.7)	(17.4)
Customer deposits excluding central items	421.1	421.8	432.9

9. Net loans to customers excluding central items
Net loans to customers excluding central items is calculated as total NatWest Group net loans to customers excluding Central items & other net loans to customers.

Central items & other includes Treasury reverse repo activity and Ulster Bank RoI. The exclusion of Central items & other removes the volatility relating to Treasury reverse repo activity and the reduction of loans to customers over 2022 as part of our withdrawal from the Republic of Ireland. This allows for better period-on-period comparisons and gives the user of the financial statements a better understanding of the movements in net loans to customers.

	As at
	30 June	31 March	31 December
	2023	2023	2022
	£bn	£bn	£bn
Net loans to customers (amortised cost)	373.9	374.2	366.3
Less Central items & other	(21.2)	(21.8)	(19.6)
Net loans to customers excluding central items	352.7	352.4	346.7

Non-IFRS financial measures continued
10. Loan:deposit ratio (excl. repos and reverse repos)
Loan:deposit ratio (excl. repos and reverse repos) is calculated as net customer loans held at amortised cost excluding reverse repos divided by total customer deposits excluding repos. This is a common metric used to assess liquidity.

The removal of repos and reverse repos reduces volatility and presents the ratio on a basis that is comparable to UK peers. A reconciliation is shown below including a comparison to the nearest GAAP measure, loan:deposit ratio. This is calculated as net loans to customers held at amortised cost divided by customer deposits.

	As at
	30 June	31 March	30 June
	2023	2023	2022
	£m	£m	£m
Loans to customers - amortised cost	373,885	374,214	362,551
Less reverse repos	(21,420)	(21,743)	(25,084)
	352,465	352,471	337,467

Customer deposits	432,532	430,537	492,075
Less repos	(9,322)	(5,989)	(19,195)
	423,210	424,548	472,880

Loan:deposit ratio (%)	86%	87%	74%
Loan:deposit ratio (excl. repos and reverse repos) (%)	83%	83%	71%

11. Loan impairment rate
Loan impairment rate is the annualised loan impairment charge divided by gross customer loans. This measure is used to assess the credit quality of the loan book.

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	31 December
	2023	2022	2023	2023	2022
Loan impairment charge/(release) (£m)	223	(54)	153	70	144
Annualised loan impairment charge/(release) (£m)	446	(108)	612	280	576

Gross customer loans (£bn)	377.3	366.0	377.3	377.6	369.7

Loan impairment rate	12bps	(3bps)	16bps	7bps	16bps

12. Funded assets
Funded assets are calculated as total assets less derivative assets. This measure allows review of balance sheet trends exclusive of the volatility associated with derivative fair values.

	As at
	30 June	31 March	31 December
	2023	2023	2022
	£m	£m	£m
Total assets	702,601	695,624	720,053
Less derivative assets	(81,873)	(79,420)	(99,545)
Funded assets	620,728	616,204	620,508

13. AUMAs
AUMAs comprises both assets under management (AUMs) and assets under administration (AUAs) serviced through the Private Banking segment.

AUMs comprise assets where the investment management is undertaken by Private Banking on behalf of Private Banking, Retail Banking and Commercial & Institutional customers.

AUAs comprise i) third party assets held on an execution-only basis in custody by Private Banking, Retail Banking and Commercial & Institutional for their customers, for which the execution services are supported by Private Banking, and for which Private Banking receives a fee for providing investment management and execution services to Retail Banking and Commercial & Institutional business segments ii) AUA of Cushon, acquired on 1 June 2023, which are supported by Private Banking and held and managed by third parties.

This measure is tracked and reported as the amount of funds that we manage or administer, and directly impacts the level of investment income that we receive.

Non-IFRS financial measures continued

14. Net new money
Net new money refers to client cash inflows and outflows relating to investment products (this can include transfers from savings accounts). Net new money excludes the impact of European Economic Area (EEA) resident client outflows following the UK’s exit from the EU and Russian client outflows since Q1 2022.

Net new money is reported and tracked to monitor the business performance of new business inflows and management of existing client withdrawals across Private Banking, Retail Banking and Commercial & Institutional.

15. Wholesale funding
Wholesale funding comprises deposits by banks (excluding repos), debt securities in issue and subordinated liabilities.

Funding risk is the risk of not maintaining a diversified, stable and cost-effective funding base. The disclosure of wholesale funding highlights the extent of our diversification and how we mitigate funding risk.

16. Third party rates
Third party customer asset rate is calculated as annualised interest receivable on third-party loans to customers as a percentage of third-party loans to customers. This excludes assets of disposal groups, intragroup items, loans to banks and liquid asset portfolios. Third party customer funding rate reflects interest payable or receivable on third-party customer deposits, including interest bearing and non-interest bearing customer deposits. Intragroup items, bank deposits, debt securities in issue and subordinated liabilities are excluded for customer funding rate calculation.

These metrics help investors better understand our net interest margin and interest rate sensitivity.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 28 July 2023

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary